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August 21, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	The Procter & Gamble Company

Definitive Additional Materials on Schedule 14A

Filed August 14 and 15, 2017 by The Procter & Gamble Company

File No. 001-00434

Dear Mr. Panos:

On behalf of our client, The Procter & Gamble Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated August 16, 2017 (the “Comment Letter”), with respect to the Company’s additional definitive soliciting materials (“Additional Definitive Soliciting Materials”), filed on August 14 and 15, 2017.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment.

Additional Definitive Soliciting Materials

1.	Statements that directly or indirectly impugn the character, integrity or personal reputation of another person, or make charges of illegal, improper or immoral conduct, cannot lawfully be made under Rule 14a-9 without factual foundation in support of the statement. Please provide us with the factual basis for each of the following assertions the registrant has publicly made:

•	“[T]he weighted average return of the companies where Mr. Peltz serves as a Board member has been only 8%. Only one of these companies, Mondelez International, is a large, multinational company. The returns there have been NEGATIVE 3%”; and,

•	“We have spoken with investors, analysts, members of Boards and senior executives at companies that have been impacted by Trian. The overwhelming feedback we received was clear: Mr. Peltz is not helpful to Boards and management teams that are on the right track.”

United States Securities and Exchange Commission
August 21, 2017

Response: On behalf of the Company, we submit that the Company has a factual basis for each of the statements expressed in the Additional Definitive Soliciting Materials. For convenience of reference, the Company’s responses to the Staff’s comments appear immediately following each of the Staff’s comments, which are reproduced below:

a.	[T]he weighted average return of the companies where Mr. Peltz serves as a Board member has been only 8%. Only one of these companies, Mondelez International, is a large, multinational company. The returns there have been NEGATIVE 3%” and,

The weighted average return of 8% is calculated by means of (i) the total shareholder return (“TSR”) of the companies where Mr. Peltz is currently a member of the board of directors, (ii) the period from October 30, 2015 to August 9, 2017, representing the time that Mr. Taylor has served as the Chief Executive Officer of the Company, and (iii) the market capitalization as of August 9, 2017 of each company where Mr. Peltz is a member of the board of directors.

The TSRs and market capitalizations used for this calculation are as follows: Mondelez: (3)% and $73 billion, (ii) Sysco: 30% and $25 billion, (iii) Madison Square Garden: 21% and $4 billion and (iv) Wendy’s: 79% and $2 billion. Each of these amounts is consistent with what is reported by Bloomberg.

b.	We have spoken with investors, analysts, members of Boards and senior executives at companies that have been impacted by Trian. The overwhelming feedback we received was clear: Mr. Peltz is not helpful to Boards and management teams that are on the right track.

Over the past six months, the Company has had numerous conversations with investors in, analysts that follow and members of the Boards and senior executives at General Electric, Mondelēz, DuPont, and Pepsi, all of which are companies that Trian has invested in during the past five years. These conversations have formed the factual basis for the Company’s statement regarding the feedback that the Company has received.

2.	Please advise us exactly how the percentage figures expressed in the “Total Shareholder Return” comparison were calculated, and confirm for us, if true, that the same formulaic methodology used to compute such returns was applied to each of the categories measured.

Response: In the “Total Shareholder Return” comparison, the column representing “Peltz Serving on Board” was calculated using a weighted average TSR of those constituents. For more information regarding that calculation, please also see the Company’s response to Comment 1(a).

The columns representing “S&P” Consumer Staple Index” and “S&P 500 Index” were also calculated using a weighted average approach, but these calculations were provided by Standard & Poor’s (the “S&P”). The S&P calculated both columns using a weighting of the index constituents that is determined based on market capitalization.

United States Securities and Exchange Commission
August 21, 2017

The “P&G Peers Per Trian” column was calculated using a simple average of the TSRs of the constituents over that same time period. This approach follows the methodology employed by Trian in their measurement of the same peer constituency of the Company in their presentation on July 17, 2017.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	Deborah P. Majoras, Esq. (The Procter & Gamble Company)

Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)